February 24, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir/Madam:

On February 24, 2012, Morningstar, Inc. filed its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

The financial statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011 do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices. Our Summary of Significant Accounting Policies appears in Note 2 in the Notes to our Consolidated Financial Statements.

Please call me if you have if you have any questions about the foregoing. My direct telephone number is (312) 696-6132.

Very truly yours,

/s/ Richard E. Robbins

Richard E. Robbins
General Counsel and Corporate Secretary